Exhibit 99.1

Park Ha Biological Technology Co., Ltd. Announces Cooperation with Amazon to Support Its Entry into the North American Personal Care Sector and Accelerate the Implementation of Its Global Strategy.

Wuxi, China, June 29, 2026 (GLOBE NEWSWIRE) – Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (“Park Ha Biological” or the “Company”) announced significant progress in its global expansion by initiating cooperation with Amazon (NASDAQ: AMZN) (“Amazon”) North America and commencing full-scale preparations for entry into the North American personal care market, marking a key step toward the implementation of its overseas online business. Currently, four key tasks are advancing concurrently: store qualification registration, Amazon brand registry enrollment, establishment of a compliance framework for the North American market, and planning of localized product operation strategies. All preparatory efforts are being executed efficiently and systematically, with overall progress advancing ahead of schedule. This signifies that Park Ha Biological's online commercialization strategy in North America has entered a substantive implementation phase, laying a solid foundation for the launch of its flagship stores and sustained overseas operations.

Four key workstreams are currently advancing in parallel: store qualification registration, Amazon brand registration enrollment, establishment of a compliance framework for the North American market, and the development of localized product operation strategies. These efforts are being executed efficiently and systematically, with overall progress steadily exceeding expectations. This disciplined approach positions Park Ha Biological to successfully launch its flagship storefront on Amazon’s North American marketplace and sustain long-term international operations.

As a technology-driven skincare brand, Park Ha Biological adheres to a rigorous Research & Development philosophy that prioritizes safety and scientific efficacy, focusing on the development of high-quality, results-oriented products. In anticipation of North America’s stringent regulatory environment, the Company has proactively established a comprehensive compliance framework and is in the process of securing all necessary market-access qualifications. This preparatory work ensures a smooth and compliant marketplace entry, mitigating potential barriers and reinforcing the brand’s commitment to quality and transparency.

The North American market—home to approximately 310 million annual active Amazon buyers, 82% of whom reside in the United States—represents the world’s largest and most mature personal care market. Consumers in this region demonstrate a strong preference for ingredient-focused skincare solutions, making it a strategic priority for the Company’s global footprint. The Company’s cooperation with Amazon North America is not merely a channel-expansion effort but a deliberate move to deepen market presence, enhance international brand equity, and deliver a scientifically formulated, value-driven Eastern-inspired skincare approach to a global audience.

Leveraging its robust brand operations, comprehensive intellectual property protections, and a well-defined target customer base, Park Ha Biological is poised to fully unlock its competitive advantages. Entry into North America via Amazon’s marketplace is expected to significantly broaden growth opportunities, accelerate global brand recognition, and establish a new paradigm for brand internationalization—creating entirely new revenue channels for future development.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare product sales and franchise promotion under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of October 31, 2025, the Company has five directly operated stores and 22 franchisees in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects, “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

ir_parkha@163.com